File No. 70-


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

               __________________________________

                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

                    APPALACHIAN POWER COMPANY
            40 Franklin Road, Roanoke, Virginia 24022
            -----------------------------------------
          (Name of companies filing this statement and
            addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             ---------------------------------------
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                   Armando A. Pena, Treasurer
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
             ---------------------------------------
           (Names and addresses of agents for service)


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

BACKGROUND.

     Appalachian Power Company ("APCo" or the "Company"), a pub-lic utility subsidiary of American Electric Power Company, Inc., a registered holding company, is party to a utility mortgage dated December 1, 1940 with Bankers Trust Company (the "Mort-gage"). The Mortgage has a two-part maintenance provision (Sec-tion 40). Part I provides that the maintenance obligation be calculated on a 15% revenue test. Part II requires that the maintenance obligation be calculated on a percentage of depreci-able property, currently 2.25%. From the Indenture Supplemental dated as of March 1, 1957 up to and including the Indenture Supplemental dated as of November 15, 1992, supplemental inden-tures under which first mortgage bonds have been issued have extended the covenants in Part II of Section 40 to those series of bonds. The Indenture Supplemental dated April 15, 1993 and subsequent supplemental indentures have not extended the covenants under Part II of Section 40 of the Mortgage.

AMENDMENT OF MORTGAGE -- BONDHOLDER APPROVAL.

     On April 12, 1979, APCo filed a Form U-1 in File No. 70-6289 with this Commission in connection with sale of first mortgage bonds and preferred stock. Included in this Form U-1 was a pro-posal to amend the provisions of Article XX, Section 128 of the Mortgage, concerning meetings of bondholders "to facilitate the amendment of the Mortgage at a future date, as follows: (i) to delete the third paragraph of Part I of Section 40 of the Mort-gage (the requirement that the Company annually satisfy through the deposit of cash or bonds the amount by which the sum of expenditures for repairs, maintenance and replacements and the amount of property additions which the Company may elect to certify fail to equal a percentage -- ranging from 13% to 15% -- of base operating revenues, as defined), and/or (ii) to delete the fourth paragraph of Section 27 of the Mortgage, which provides that no bonds shall be authenticated, nor funded cash withdrawn, nor funded property released, nor credit taken on the basis of property additions subject to prior liens where the property additions so used, and related amounts, would exceed 15% of the total amount of bonds authenticated under the Mortgage." This amendment was proposed to comply with the standards of the Com-mission's Policy in respect of first mortgage bonds stated in HCAR Release No. 13105 dated February 16, 1956. The Supplemental Indenture dated May 1, 1979 to the Mortgage amended Section 128 to permit the future specified amendments to the Mortgage without bondholder approval.

     The Mortgage could not be amended to provide for the changes that could be made without bondholder approval so long as there were any first mortgage bonds issued prior to 1972, as the waiver of bondholder approval applied only to subsequently issued first mortgage bonds. No series of first mortgage bonds issued prior to May 1, 1979 are currently outstanding. The Mortgage has not yet been amended to delete the third paragraph of Part I of Sec-tion 40 or the fourth paragraph of Section 27.

CHANGE IN APPLICABLE PERCENTAGE.

     In that Form U-1 in File No. 70-6289, the Company also pro-posed that the Commission approve a change in the amount of the Applicable Percentage specified under Part II of Section 40 of the Mortgage from 2.25% to 2.90%, SUCH CHANGE TO BECOME EFFECTIVE ON THE DATE WHEN THE MORTGAGE SHALL BE AMENDED TO DELETE THE PRO-VISIONS OF THE THIRD PARAGRAPH OF PART I OF SECTION 40, AND TO CONTINUE AT 2.90% UNTIL ANOTHER CHANGE IN SUCH PERCENTAGE SHALL BE AUTHORIZED OR APPROVED.

1979 ORDER.

     The Order of this Commission dated May 7, 1979 in File No. 70-6289 ("1979 Order") stated that "the new Supplemental Inden-ture will not include a restriction in the existing indenture on the use of property subject to prior liens if the aggregate amount of prior liens exceed 15% of the total amount of bonds authenticated and IT WILL SUBSTITUTE a requirement that annual expenditures for repairs, maintenance and replacements will be 2.90% of net depreciable property UNLESS A DIFFERENT PERCENTAGE IS AUTHORIZED OR APPROVED BY THIS COMMISSION for the present indenture requirement based on 15% of base operating revenues or 2.25% of plant, whichever is greater. These changes will not be operative as long as bonds issued under the prior provisions are outstanding, unless the indenture is amended with respect to them. APCo may seek such amendments in the future and would re-quire separate authorization. The effect of including the revised terms in the new supplemental indenture is to make it unnecessary to secure the consent of holders of the bonds to such an amendment."

PROPOSED TRANSACTION.

     The Commission's Statement of Policy on First Mortgage Bonds, which has since been proposed to be rescinded, relied on a formula based on depreciable property. APCo intends to amend its Mortgage to delete (i) the third paragraph of Part I of Section 40 and (ii) the fourth paragraph of Section 27 pursuant to the 1979 Order. In this application, APCo proposes that the appli-cable percentage referred to in Part II of Section 40 remain at 2.25% instead of being increased to 2.90% as authorized in the 1979 Order.

     Increasing the applicable percentage correspondingly increases the maintenance obligation, which obligation in the past has most recently been fulfilled by redeeming first mortgage bonds at par. While this provision is for the benefit of the bondholders, it is not popular with bondholders because a larger maintenance deficit means that more first mortgage bonds could be called at par to fulfill this deficit. Of the twenty series of bonds currently outstanding under the Mortgage, ten series have been sold without an extension of the maintenance provision.
This is evidence of the lack of importance placed on the main-tenance provision by bondholders. The trustee under the Mortgage concurs with this analysis and with the Company's plan to amend the Mortgage without increasing the applicable percentage, sub-ject to Commission approval.

     The Company proposes to amend the Mortgage to delete (i) the third paragraph of Part I of Section 40 and (ii) the fourth para-graph of Section 27 in accordance with the 1979 Order. The Com-pany hereby requests authority to retain the 2.25% applicable percentage instead of increasing the applicable percentage to 2.90% as set forth in the 1979 Order, which contemplated addi-tional changes in the percentage with the approval of the Commis-sion.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES.

     Estimates of fees, commissions and expenses paid or in-curred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associates thereof are as follows:

          Recordation Fees and Expenses           $2,000

          Legal Fees of Counsel to APCo
               and the Trustee                     1,000
                                                  ------
                    Total                         $3,000
                                                  ======

     No other fees, commissions or expenses, other than expenses billed at cost by American Electric Power Service Corporation (not to exceed $2,000), have been or are to be paid or incurred by APCo or any associate company in connection with the proposed transaction.


ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

     APCo considers that Section 6(a) of the Public Utility
Holding Company Act of 1935, as amended, and the rules thereunder are applicable to the proposed transaction.


ITEM 4.   REGULATORY APPROVAL.

     No commission other than those named above and this Commis-sion has jurisdiction over the proposed transaction.


ITEM 5.   PROCEDURE.

     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Joint Applica-tion or Declaration, be issued on or before _____________ 30, 199_. APCo waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commis-sion's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effec-tive forthwith. APCo consents to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless the Division opposes the matter covered by this joint Application - Declaration.


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

     The following exhibits and financial statements are filed as part of this statement:

     (a)  Exhibits:

               Exhibit A      None
               Exhibit B      None
               Exhibit C      None
               Exhibit D      None
               Exhibit F      Opinion of Counsel
               Exhibit G      Form of Notice

     (b)  Financial Statements:

          No financial statements for AEP or APCo are submitted herewith since such financial statements would not appear to be necessary or relevant in connection with the disposition and consideration of the proposed transaction.


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     It is believed that the granting and permitting to become effective of this joint Application or Declaration will not con-stitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   APPALACHIAN POWER COMPANY



                                   By:_____/s/_A._A._Pena________
                                         A. A. Pena, Treasurer

Date:  November 8, 1996


                                                        EXHIBIT F

American Electric Power
1 Riverside Plaza
Columbus, OH  43215-2373
(614) 223-1000
(614) 223-1687 (Telecopier)
Writer's Direct Dial No.
(614) 223-1649



November 8, 1996



Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  APPALACHIAN COMPANY
     FILE NO. 70-

Gentlemen:

In connection with the authority requested in the Application or Declaration on Form U-1 filed with the Securities and Exchange Commission by Appalachian Power Company to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1 and the documents referred to in it.

In my opinion, if the Application or Declaration is granted and permitted to become effective and if the proposed transaction is consummated in accordance with the aforesaid Application or
Declaration:

          (a) all state laws applicable to the proposed transaction will have been complied with;

          (b) the consummation of the proposed transaction will not violate the legal rights of the holders of any securi-ties issued by the Applicant or Declarant, or any associate company.

I consent to the use of this opinion as part of the above-mentioned Application or Declaration.

Very truly yours,

/s/ Ann B. Graf

Ann B. Graf
Counsel for Appalachian Power Company


                                                        EXHIBIT G


                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. ______ /               , 1996

________________________________________
                                        :
     In the Matter of                   :
                                        :
     APPALACHIAN POWER COMPANY          :
     40 Franklin Road, S.W.             :
     Roanoke, VA  24011                 :
                                        :
     (       )                          :
________________________________________:


           NOTICE OF PROPOSED RETENTION OF APPLICABLE
                PERCENTAGE UNDER UTILITY MORTGAGE

Appalachian Power Company ("Appalachian"), a public utility sub-sidiary of American Electric Power Company, Inc. ("American"), a registered holding company, has filed a proposal with this Com-mission pursuant to Section 6(a) of the Public Utility Holding Company Act of 1935 ("Act").

Under the maintenance provisions of Part II of Section 40 of its utility Mortgage dated December 1, 1940 with Bankers Trust Com-pany, Appalachian is required to use an applicable percentage of 2.25% of depreciable property to calculate the maintenance obli-gation under the Mortgage. In its order dated May 7, 1979, this Commission authorized the increase of the applicable percentage to 2.90% when no bonds issued under prior provisions were out-standing, unless separate authorization of the Commission was granted. Since there are now no bonds outstanding that were issued prior to the May 1979 order, Appalachian seeks authority to retain the applicable percentage of 2.25% of depreciable property currently in effect under its Mortgage instead of in-creasing said applicable percentage to 2.90% as authorized by the May 7, 1979 order of the Commission.

The proposal and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by November ____, 1996, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the re-quest. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so re-quests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the proposal, as filed or as amended, may be authorized.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.



                                             Jonathan G. Katz
                                             Secretary